UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2017

COMMISSION FILE NUMBER: 001-34477

FINCERA INC.
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

The purpose of this Report of Foreign Private Issuer on Form 6-K is to provide a description of the ordinary shares of Fincera Inc. (the “Company”) for purposes of forms prescribed by the Commission that require the incorporation by reference of a description of securities contained in a registration statement filed under the Securities Exchange Act of 1933, as amended. The description of the Company’s ordinary shares is attached as Exhibit 99.1 to this report and incorporated herein by reference. The description also shall be incorporated by reference into any registration statements filed by the Company that require the incorporation by reference of a description of the Company’s securities.

Exhibits.

Exhibit Number	Description

99.1	Description of Ordinary Shares of Fincera Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Dated: May 26, 2017

Exhibit Index.

Exhibit Number	Description

99.1	Description of Ordinary Shares of Fincera Inc.